Filed Pursuant to Rule 433

Registration No. 333-158663

Introduction / Overview

The following is a transcript of an educational video prepared by Bank of America Merrill Lynch relating to Market-Linked Investments.

Market-Linked Investments

Client Education Video Series

INTRODUCTION / OVERVIEW

BRIAN PARTRIDGE

Hello, I’m Brian Partridge of the Merrill Lynch Market-Linked Investments group.

The economic problems of the past few years have changed many investors attitude toward saving and investing.

People want to reduce risk and still maximize returns.

They want to protect their principal... guard against losses... and still see their money grow.

One alternative for investors is something we call Market-Linked Investments. This type of investing, which has also been called Structured Investments, can help people to balance their appetite for risk with their goals for investment returns.

This series of videos will explain in depth what Market-Linked Investments are, what their risks are and how investors can use them as part of their overall financial strategy.

Introduction / Overview

So what are Market-Linked Investments?

In their simplest form, Market-Linked Investments are bonds.

When you buy a bond, it’s a capital raising event for the issuer of that bond. In return for your investment you receive interest payments from the issuer over the life of the bond.

With a Market-Linked Investment -- instead of those interest payments getting paid directly to you, they are instead used to buy you market exposure whether it be a market index or an asset.

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This exposure could be linked to something like the S&P 500 Index, or an asset, like an equity or commodity.

So at the end of the term, instead of you getting your original investment back along with the interest during the life of the investment, like you would with a traditional bond, you would get back your original investment plus a return based on the

Introduction / Overview

performance of the linked index, stock or commodity.

So if your linked investment is up at maturity you will realize a gain in your portfolio.

This, in basic terms, is the structure for many types of Market-Linked Investments. Each Market-Linked Investment is designed to offer you a different balance between risk and return based on an investor’s goals.

This structure that makes Market-Linked Investments more flexible than either traditional bonds or stocks in key ways:

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First, they can help you protect your principal even as they give you market exposure.

Certain Market-Linked Investments can provide you with either full or partial principal protection on an investment in equities, commodities or currencies. So when markets are declining, you’re protected.

Second, they can help to enhance returns during periods of low market returns.

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Instead of getting a return based on the performance of the linked index, you may select a type of Market-Linked Investment that provides the potential for two or three times the returns of the index over the term of the note.

Third, they can provide diversification through access to asset classes like commodities or foreign currency that can be more difficult for individual investors to get access to.

Most of all, Market-Linked Investments offer you convenience and flexibility.

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They offer an opportunity to manage your investment risk in a variety of asset classes and market indexes through one investment.

Keep in mind, Market-Linked Investments offer you the ability to better balance between risk and return…so they also present trade-offs.

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For instance, if your primary goal is protecting your principal, you may have to sacrifice some upside by capping the return potential of the investment.

Or, if you want to enhance your upside returns, you might not get any or only a small amount of principal protection.

Also, the returns on all Market-Linked Investments are based on holding the investment to maturity.

If the investment is sold before its scheduled redemption date you might get less than what it would be worth if you held it to the end of the term.

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Of course, like any investment, Market-Linked Investments come with benefits and risks. If the market performs poorly, you could lose a significant portion of your investment. If the market ends up performing better than expected, you could also end up making less than you would with a direct investment in the linked stock or index. And, like all bonds, these investments are subject to credit risk.

Any payments you are owed are always dependent on the ability of the issuing bank or company to meet its obligations.

I’ve just described what Market-Linked Investment are and their key benefits and trade-offs as well as how they can help you balance the need to be cautious… and the need to make your money produce higher returns.

Within this video series, I will also discuss the four categories of Market Linked Investments

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and how each can uniquely help you reach your investment goals. I will also explain other key terms common to all of them.

Of course, the first step in understanding whether any of these investments is right for you is to contact your Financial Advisor.

On behalf of Merrill Lynch, thanks for watching.

Introduction / Overview